Escalon Medical Corp.
435 Devon Park Drive
Building 100
Wayne, PA 19087-1698
Tel. 610-688-6830 Fax 610-688-3641
April 17, 2009
Via Edgar
U. S. Securities and Exchange Commission
Division of Corporate Finance
Attention: Brian Cascio, Accounting Branch Chief
100 F Street, N.E., Mail Stop 3030
Washington, DC 20549

Re:	Escalon Medical Corp. (“the Company”) Form 10-K for the year ended June 30, 2008 Filed September 29, 2008 File Number 000-20127
Dear Mr. Cascio:
     This correspondence is in response to your letter dated April 3, 2009 in regard to the above referenced matter (copy enclosed).
     Set forth below are our responses to the comments in your letter. The numbering of the responses below corresponds to the numbering set forth in the comment letter.
     Form 10-Q for the Quarterly Period Ended December 31, 2008
     Note7. Biocode Hycel Acquisition, page 12
1.	We note your response to the prior comment in our letter dated March 3, 2009 where you conclude that the Biocode Hycel or BHH transaction was a purchase of assets rather than the purchase of a business. To help us better understand the analysis you performed following the guidance of EITF 98-3, please address the following:
•	Tell us whether the nature of the revenue-producing activity of the component will generally remain the same as before the transaction. We note the discussion in Exhibit 99.1 to the Form 8-K dated December 31, 2008 that in fiscal 2008 the acquired Hematology business had annual revenues of approximately $5.8 million.

The revenue producing nature of any hematology reagent output is relatively uniform to the industry, so the nature of this activity will continue with a few important changes. The current formulations are designed to work on certain Biocode Hycel legacy blood analyzer instruments previously manufactured by the Transferor. BHH will continue to supply reagents to this installed base but will no longer manufacture these instruments. BHH will reformulate the reagents to work on the installed base built up by Drew and on current and future new instruments manufactured by Drew.

Brian Cascio - Securities and Exchange Commission
March 17, 2009 Page 2 of 3
•	Tell us whether the BHH business was previously a separate entity, subsidiary, division or product line.

The transferred components were never a separate entity, subsidiary or division of the Transferor. The transferred components were part of the product offering of Biocode Hycel. Biocode Hycel’s outputs included blood analyzer instruments, sugar analyzer instruments, bio chemistry reagents and hematology reagents. There was no discrete financial accounting data for any of these product lines. As part of the evaluation under EITF 98-3, BHH had to carve out the purchased hematology components from the commingled financial data of Biocode Hycel.

•	Tell us whether the physical facilities, distribution system, sales force, production techniques, operating rights or trade names remain the same after the acquisition.

The Transferor operated out of four separate facilities in France and Belgium. BHH was able to negotiate a new lease allowing it to remain in the same building that the Transferor operated in Rennes, France. This facility was used to produce hematology reagents and bio-chemistry reagents. BHH will use this facility and the transferred hematology formulations to supply hematology reagents to the Transferors instrument base and will also modify the transferred formulations to work on Drew’s existing instrument base. The Transferor has moved its bio chemistry activities out of the Rennes facility. The facility that was used to manufacture the Transferors blood analyzer equipment was not part of the transferred components. BHH did acquire the rights to the Transferor’s blood analyzer instruments but the facility, the technical expertise and the personnel needed to manufacture them were not part of the transferred set of components.

The distribution system has been absorbed into the larger distribution network of Drew Scientific. Three of the four sales people were retained by BHH; however their roll has changed significantly as they now only sell the transferred components (hematology reagents). As part of their assimilation into the Drew distribution network they will be retrained to represent all of Drew’s reagents as well as the various blood analyzer instruments manufactured or distributed by Drew.

Production techniques in the hematology reagent field are uniform to the industry, the transferred components do include proprietary reagent formulas and these formulas will be used to supply Biocode Hycel’s existing instrument base and they will also be modified to work on Drew’s existing instrument base and future Drew instrument placements.

Operating rights and trade names were not purchased as part of the transferred components. The trade name “Biocode Hycel” was retained by the transferor and licensed to BHH. The Transferor still uses the trade name “Biocode Hycel” to market the components not transferred to BHH. Since we only purchased certain assets of the Transferor both we and the Transferor will attempt to sell our distinct outputs to the same customers. The customers of the Transferor now need to buy their hematology products from BHH while continuing to purchase biochemistry products still produced by the Transferor. It will take time for the customers to adjust to this new arrangement.

•	Provide us with the amount of income from continuing operations reported by BHH in fiscal 2008.

BHH was formed to purchase certain assets of Biocode Hycel. As the transaction date was December 28, 2008 there was no income from continuing operations for fiscal 2008.
2.	Tell us when you reached your conclusion that the BHH transaction was a purchase of assets, since we note contradictory statements included in some of your documents filed after the transaction. We note for example, that on page 12 of the December 31, 2008 Form 10-Q you disclosed that pro forma statement of operations data for fiscal 2008 and 2007 do not include BHH operations and assets as they are not material. We note that those pro forma financials would only be required for the purchase of a business. Further, we note the disclosures in Form 8-K dated December 31, 2008 and section 2 of the “Agreement For The Sale Of A Business As A Going Concern” filed as Exhibit 10.4

Brian Cascio - Securities and Exchange Commission
March 17, 2009 Page 3 of 3
of your December 31, 2008 Form 10-Q which discuss the operations acquired as a business. Please reconcile these statements with your conclusions under EITF 98-3.

The determination that the BHH transaction was a purchase of assets was made in the weeks subsequent to our Form 8-K filing on December 31, 2008. The financial records and other transferred components were commingled with all of the other non-transferred components of the Transferor. A significant amount of effort was necessary to carve out the financial data that related only to the transferred components. Due to the complexity of this exercise it was not possible to complete our evaluation of the transaction under EITF 98-3 in time for the required disclosure deadline under 8K rules. The language in the Form 10Q is the more accurate disclosure of the transaction and supersedes the language in the Form 8K. We plan to include the following in future filings to clarify the disclosure of the BHH transaction.

“After evaluating the BHH transaction we concluded that the assets purchased lacked certain key components necessary to categorize the transaction as a purchase of a business as defined by EITF 98-3. Therefore the transaction is accounted for as the purchase of assets and not as the purchase of a business.”
                    Additionally, in connection with this response to comments of the Staff, the Company acknowledges that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
               We have attempted to address the comments raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at 610-688-6830, ext. 104.
Best regards,
ESCALON MEDICAL CORP

By:
Robert M. O’Connor.
Chief Financial Officer and Principal Accounting Officer

cc:	Rich DePiano, Jr.
Enclosures